Exhibit 99.5

BAAN Company N.V. (in liquidatie)

Report of the Management Board, Statement of Responsibilities

The members of the Management Board state that to the best of their knowledge:

1. The annual financial statements, as shown on pages 5 to 7 (included) of this report, provide a true and fair view of the assets, liabilities, financial position and results for the 2010 financial year of BAAN Company N.V.

2. The notes to the financial statements, as shown on pages 8 to 13 of this report, provide a true and fair view of the state of affairs as at the balance sheet date and the course of events during the 2010 financial years of BAAN Company N.V. , details of which are contained in the financial statements. Furthermore, the notes to the financial statements provide information on any material risks to which BAAN Company N.V. is exposed.

Barneveld, May 9, 2011

Management Board of the Liquidator

(Invensys Administratie B.V.)

J.A.Groeneveld